Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 2 to the Registration Statement (Form S-3 No. 333-258174) and related Prospectus of Forma Therapeutics Holdings, Inc. for the registration of common stock, preferred stock, debt securities, warrants and units and to the incorporation by reference therein of our reports dated March 1, 2022, with respect to the consolidated financial statements of Forma Therapeutics Holdings, Inc., and the effectiveness of internal control over financial reporting of Forma Therapeutics Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 1, 2022